Exhibit 99.1

Amber International’s Direct Shareholder Register to Showcase Long-Term, High-Caliber Institutional Investors Following Pro Rata Distribution by Amber Global Limited

Non-dilutive transfer provides direct shareholder visibility to a distinguished institutional investor base, including sovereign wealth funds, that has backed the Company’s growth.

SINGAPORE — June 1, 2026 — Amber International Holding Limited (Nasdaq: AMBR) (“Amber International” or the “Company”), operating under the brand “Amber Premium,” today announced that Amber Global Limited (“AGL”), a principal shareholder of the Company, will distribute all of its holdings of the Company’s Class A ordinary shares to its existing shareholders on a pro rata basis (the “Share Distribution”).

The Share Distribution does not involve the issuance of any new shares and is not dilutive to other shareholders.

The Company’s total issued and outstanding share capital, and the rights of all holders of Class A and Class B ordinary shares, will be unchanged. AGL’s pre-distribution holdings will be distributed pro rata to its existing shareholders based on their equity interests in AGL, who will become direct shareholders of the Company on the Company’s register of members.

A direct shareholder base reflecting institutional caliber

The Share Distribution will, for the first time, place on Amber International’s direct register of shareholders the institutional investor base that has been economic stakeholders in the Company through AGL.

Following the completion of the Share Distribution, the Company’s direct shareholders of record will proudly reflect its institutional caliber, spanning sovereign wealth funds, long-term institutional allocators, premier venture capital and growth funds, as well as strategic corporate partners with established leadership in the global digital economy. Having such a distinguished, long-term oriented shareholder base perfectly aligns our capital structure with our strategic evolution as we build the foundational operating systems for the AI agent economy.

Management commentary

“The Share Distribution will give our public shareholders, analysts, and prospective institutional clients a more direct view of the caliber of investors that have supported Amber International since our earlier stages,” said Michael Wu, Chairman of the Board and Chief Executive Officer of Amber International. “The roster of firms that will appear on our direct register of shareholders reflects the institutional credibility that underpins Amber’s leadership in building the agentic operating systems for the agent economy. We are proud of the long-standing relationships these firms have maintained with us through AGL, and we look forward to continuing to deliver value to all of our shareholders, both direct and indirect.”

About the Share Distribution

As disclosed in the Company’s Report on Form 6-K furnished with the SEC on June 1, 2026, the Board of Directors of the Company has authorized the necessary corporate actions to facilitate the Share Distribution. The Share Distribution is expected to be completed on or about June 1, 2026. Upon completion, AGL will no longer hold any shares of the Company.

About Amber Premium (Nasdaq: AMBR)

Amber International Holding Limited (Nasdaq: AMBR), operating under the brand name “Amber Premium,” is a global leading digital wealth management platform. As a private banking grade expert in digital wealth management and a subsidiary of Amber Group, Amber Premium is a trusted partner to high-net-worth individuals and leading institutions, delivering institutional-grade market access, execution infrastructure, and investment solutions. The firm is set to redefine the digital wealth management landscape, serving as a proven Nasdaq-listed gateway to digital assets. Learn more at www.ambr.io.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Forward-looking statements involve inherent risks and uncertainties, including those relating to the Company’s ability to give effect to the Share Distribution on the contemplated timetable, the actions and decisions of AGL and its shareholders, the accuracy and completeness of information provided to the Company by AGL, changes in applicable law or regulation, and other risks detailed from time to time in the Company’s filings with the SEC, including its annual report on Form 20-F. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Media & Investor Contacts

In Asia:
Amber International Holding Limited
Media Relations Team
Phone: +65 6022 0228
E-mail: pr@ambr.io | ir@ambr.io

In the United States:
International Elite Capital Inc.
Annabelle Zhang
Tel: +1 (646) 866-7928
E-mail: amber@iecapitalusa.com